March 21, 2013

Via EDGAR and by Courier

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	NV5 Holdings, Inc.
Registration Statement on Form S-1
File No. 333-186229

Dear Mr. Spirgel:

Pursuant to Rule 460 and Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the above-referenced Registration Statement to 3:00 p.m., E.S.T., Monday, March 25, 2013 or as soon as practicable thereafter.

The Company acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert such action as a defense in any ceding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NV5 Holdings, Inc.

By:	/s/ Richard Tong
Name:	Richard Tong
Its:	Executive Vice President and General Counsel

cc:	DLA Piper LLP (US)

David P. Lewis, Esq.

200 South Park Road	Main: 954.495.2112
Suite 350	Fax: 954.495.2101
Hollywood, Florida 33021	www.nv5.com